Exhibit 99.1

Brussels, April 19, 2013

Dear Madam, Dear Sir,

The Board of Directors of Delhaize Group SA/NV (the “Company”) cordially invites you to attend the ordinary shareholders’ meeting of the Company that will be held on Thursday May 23, 2013, at 3.00 p.m. (CET) at the Corporate Support Office of the Company, square Marie Curie 40 in 1070 Brussels, Belgium. The agenda of the meeting is set forth below.

We request that all persons attending the meeting arrive by 2.15 p.m. (CET) in order to timely complete the registration formalities.

Agenda

1.	Presentation of the management report of the Board of Directors on the financial year ended December 31, 2012.

2.	Presentation of the report of the statutory auditor on the financial year ended December 31, 2012.

3.	Communication of the consolidated annual accounts as of December 31, 2012.

The comments of the Board of Directors regarding items 1, 2 and 3 above are contained in the information statement available at www.delhaizegroup.com.

4.	Approval of the statutory (non-consolidated) annual accounts as of December 31, 2012, including the allocation of profits, and approval of the distribution of a gross dividend of EUR 1.40 per share (*).

Proposed resolution: approve the statutory (non-consolidated) annual accounts as of December 31, 2012, including the following allocation of profits:

		EUR

Profit of the financial year	+	410,473,779.05
Profit carried forward from the preceding financial year	+	866,160,002.48
Result to be allocated	=	1,276,633,781.53
Transfer to the legal reserve	-	1,464.90
Gross dividend for the shares	-	142,690,097.00
Balance of profit to be carried forward	=	1,133,942,219.63

On a per share basis, this represents a gross dividend of EUR 1.40 (*).

(*)	Such amount may fluctuate depending on the number of warrants exercised between the date of the convening notice and the dividend record date. The dividend will be payable to holders of ordinary shares as from May 31, 2013 and to holders of American Depositary Receipts (ADRs) as from June 5, 2013.

5.	Discharge of liability of the directors.

Proposed resolution: approve the discharge of liability of persons who served as directors of the Company during the financial year ended December 31, 2012.

Delhaize Group SA/NV – Corporate Support Office – 40, Square Marie Curie – 1070 Brussels – Belgium

Tel: +32 (02) 412 22 11 – Fax: +32 (0)2 412 22 22 – http://www.delhaizegroup.com

Delhaize Group SA/NV – Registered Office – 53, rue Osseghemstraat – 1080 Brussels – Belgium

RPR/RPM 0402.206.045 (Brussels)

Bank Account Fortis : 210-0000021-73, IBAN BE 27 2100 0000 2173, BIC (SWIFT) GEBABEBB

6.	Discharge of liability of the statutory auditor.

Proposed resolution: approve the discharge of liability of the statutory auditor of the Company for the financial year ended December 31, 2012.

7.	Appointment of director.

Proposed resolution: appoint Ms. Elizabeth Doherty as director for a period of three years that will expire at the end of the ordinary shareholders’ meeting that will be requested to approve the annual accounts relating to the financial year 2015.

8.	Independence of director under the Belgian Companies Code.

Proposed resolution: upon proposal of the Board of Directors, acknowledge that Ms. Elizabeth Doherty, whose appointment as director is proposed until the end of the ordinary shareholders’ meeting that will be requested to approve the annual accounts relating to the financial year 2015, satisfies the requirements of independence set forth by the Belgian Companies Code for the assessment of independence of directors, and appoint her as independent director pursuant to the criteria of the Belgian Companies Code. Ms. Elizabeth Doherty complies with the functional, family and financial criteria of independence as provided for in Article 526ter of the Belgian Companies Code. Moreover, Ms. Elizabeth Doherty expressly stated and the Board of Directors is of the opinion that she does not have any relationship with any company that could compromise her independence.

9.	Remuneration report.

Proposed resolution: approve the remuneration report included in the corporate governance statement of the management report of the Board of Directors on the financial year ended December 31, 2012.

10.	Early redemption of bonds, convertible bonds or medium-term notes upon a change of control of the Company.

Proposed resolution: pursuant to Article 556 of the Belgian Companies Code, approve the provision granting to the holders of the bonds, convertible bonds or medium-term notes that the Company may issue within the 12 months following the ordinary shareholders’ meeting of May 2013, in one or several offerings and tranches, with a maturity or maturities not exceeding 30 years, for a maximum equivalent aggregate amount of EUR 1.5 billion, the right to obtain the redemption, or the right to require the repurchase, of such bonds or notes for an amount not in excess of 101% of the outstanding principal amount plus accrued and unpaid interest of such bonds or notes, in the event of a change of control of the Company, as would be provided in the terms and conditions relating to such bonds and/or notes. Any such bond or note issue will be disclosed through a press release, which will summarize the applicable change of control provision and mention the total amount of bonds and notes already issued by the Company that are subject to a change of control provision approved under this resolution.

11.	Powers to implement the shareholders resolutions.

Proposed resolution: approve the following resolution:

“The Ordinary Shareholders’ Meeting grants the powers to the Board of Directors, with the power to sub-delegate, to implement the decisions taken by the Ordinary Shareholders’ Meeting and to carry out all necessary or useful formalities to that effect.”

QUESTIONS – NEW ITEMS OR RESOLUTIONS

A time for questions is provided during the shareholders’ meeting. Shareholders may submit written questions in advance of the shareholders’ meeting in relation to the items of the agenda. Shareholders are also entitled to orally ask questions at the shareholders’ meeting. Written questions should be addressed to the Board of Directors (c/o Mr. Nicolas Jérôme, Delhaize Group SA/NV, Square Marie Curie 40, 1070 Anderlecht, Belgium, fax no. + 32 (0)2 412 83 89, e-mail: generalmeeting@delhaizegroup.com) and must be received by Friday May 17, 2013, 5.00 pm (CET). Questions validly addressed to the Company will be raised during question time. Written questions of a shareholder will only be considered if the shareholder has complied with the registration and confirmation procedure as indicated below.

One or more shareholders holding together at least 3% of the share capital can request to put an item on the agenda of the ordinary shareholders’ meeting and table resolution proposals for items included on the agenda of the ordinary shareholders’ meeting. Such requests should be addressed to the Board of Directors (c/o Mr. Nicolas Jérôme, Delhaize Group SA/NV, Square Marie Curie 40, 1070 Anderlecht, Belgium, fax no. + 32 (0)2 412 83 89, e-mail: generalmeeting@delhaizegroup.com) and must be received by Wednesday May 1, 2013, 5.00 pm (CET). Please note that Wednesday May 1, 2013 is a public holiday in Belgium; therefore, postal services are not available on this day. The Company will publish a revised agenda by Wednesday May 8, 2013 at the latest if it has validly received within the above-mentioned period one or more requests to add new items or new resolutions to the agenda.

More information concerning the above rights and their exercise modalities is available on the Company’s website www.delhaizegroup.com.

ATTENDANCE FORMALITIES

Registration

Pursuant to Articles 31 and 32 of the articles of association, the right of a shareholder to attend the ordinary shareholders’ meeting on Thursday May 23, 2013 and to vote is subject to the registration of these shares in the name of this shareholder at 11:59 p.m. (Belgian time) on Thursday May 9, 2013 (the “Record Date”), either by registration of registered shares in the register of registered shares of the Company, or by registration of dematerialized shares in the accounts of an authorized securities account keeper or clearing institution, or by delivery of printed bearer shares to a financial intermediary (please note that, in principle, any printed bearer shares deposited with a bank in Belgium will be dematerialized) for the number of shares for which such shareholder wants his/her/its shareholding to be established on the Record Date and for which the shareholder wants to participate in the shareholders’ meeting. Please note that Thursday May 9, 2013 is a public holiday in Belgium. Therefore, we advise shareholders to contact the Company or those institutions by Wednesday May 8, 2013 before the close of business.

For dematerialized and printed bearer shares, the authorized securities account keeper, clearing institution or financial intermediary will issue a certificate to the shareholder certifying the number of shares held by the shareholder on the Record Date and for which he/she/it intends to participate in the meeting. Please note that registration of dematerialized and printed bearer shares with one of the aforementioned institutions should be done before the close of business at these institutions on the Record Date. Please note that Thursday May 9, 2013 is a public holiday in Belgium. Therefore, we advise shareholders to contact these institutions by Wednesday May 8, 2013 before the close of business. This certificate must be deposited by the shareholder at a branch of ING Belgium by Friday May 17, 2013 before the close of business.

Confirmation of participation

In addition, shareholders planning to attend the shareholders’ meeting must give notice of their intent to participate in the shareholders’ meeting as follows:

(i)	Owners of registered shares must return to the Company at the address, fax number or e-mail address mentioned below by Friday May 17, 2013, the signed enclosed attendance form evidencing their intent to attend the meeting.

(ii)	Owners of dematerialized shares or printed bearer shares must give notice of their intent to participate to the shareholders’ meeting to a branch of ING Belgium by Friday May 17, 2013 before the close of business at such branch.

Only persons who are shareholders of the Company on the Record Date and who have given notice as indicated above are entitled to participate in and vote at the meeting.

Shares will not be blocked as a result of shareholders following the above-mentioned process. Shareholders can thus dispose of their shares after the Record Date.

PROXY VOTING – VOTE BY CORRESPONDENCE

Shareholders are permitted to be represented by a proxy holder. You will find attached the proxy which must be used to be represented at the general meeting. The appointment of a proxy holder is to be made in writing and must be signed by the shareholder. Owners of bearer or dematerialized securities intending to be represented by proxy holders must return their signed proxies by Friday May 17, 2013 before the close of business either to the Company (at the address, fax number or e-mail address below) or to a branch of ING Belgium. Owners of registered securities must return their signed proxies to the Company (at the address, fax number or e-mail address below) by Friday May 17, 2013 before the close of business. Shareholders who wish to be represented by a proxy holder must in addition comply with the above registration and confirmation procedure.

Shareholders can vote by correspondence. You will find attached the form which must be used to vote by correspondence at the ordinary general meeting. The signed paper form for voting by correspondence must reach the Company (at the address, fax number or e-mail address below) by Friday May 17, 2013 before the close of business. Shareholders who wish to vote by correspondence must in addition comply with the above registration and confirmation procedure.

HOLDERS OF BONDS OR WARRANTS

Holders of bonds or warrants issued by the Company may attend the meeting in an advisory capacity as provided by the Belgian Companies Code and are subject to the same registration and confirmation procedure as the one applicable to shareholders.

PROOF OF IDENTITY AND POWERS

In order to attend the meeting, individuals holding securities and proxy holders must prove their identity and representatives of legal entities must provide copies of documents establishing their identity and their representation powers, in each case at the latest immediately prior to the beginning of the meeting.

AVAILABILITY OF DOCUMENTS

You will find attached an information statement providing additional information on the items of the agenda, the annual accounts of the Company and all the documents relating to this shareholders’ meeting.

Address of the Company:

Delhaize Group SA/NV

c/o Ms. Sandy Paquet

Square Marie Curie 40

1070 Brussels

Belgium

Tel: +32 2 412 75 82

Fax: +32 2 412 83 89

e-mail: generalmeeting@delhaizegroup.com

Yours sincerely,

Mats Jansson

Chairman of the Board of Directors

If you plan to attend the meeting, please return us the attached attendance form duly completed even if you wish to be represented by a proxy holder or if you want to vote by correspondence.

Enclosures:

1.	Attendance form.

2.	Proxy.

3.	Form for voting by correspondence.

4.	Information statement providing additional information on the agenda items.

5.	Non-consolidated annual accounts, management report of the Board of Directors and report of the statutory auditor on the non-consolidated annual accounts.

Annex 1 to Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

ATTENDANCE FORM FOR REGISTERED SHAREHOLDERS

The undersigned:

First name	:

Family name	:

Address	:

or

Corporate name	:

Form of corporation	:

Registered office	:

hereby represented by (first name, family name and capacity) :

holder of                  registered shares of Delhaize Group SA, with registered office at 1080 Brussels, rue Osseghem 53, registered with the Register of legal entities under number 0402.206.045,

hereby notifies Delhaize Group of his/her/its intent to attend the ordinary shareholders’ meeting of Delhaize Group that will take place on Thursday May 23, 2013 at 3.00 p.m. (CET) at the Corporate Support Office of Delhaize Group, square Marie Curie 40 in 1070 Brussels, Belgium.

If you plan to attend the meeting, please inform us of your intent to participate in the shareholders’ meeting. Therefore, please return this form, duly completed, to the attention of Ms. Sandy Paquet at the address mentioned above, even if you wish to be represented by a proxy holder or if you want to vote by correspondence.

Signature:

Name:

Date:

Annex 2 to Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

SHAREHOLDER PROXY

The undersigned:

First name	:

Family name	:

Domicile	:

or

Corporate name	:

Form of corporation	:

Registered office	:

holder of                  registered shares of Delhaize Group SA/NV, with registered office at rue Osseghemstraat 53, 1080 Brussels, Belgium, registered with the Register of legal entities under number 0402.206.045 (“Delhaize Group” or the “Company”) and/or                  dematerialized or printed bearer shares of Delhaize Group, will be represented at the ordinary shareholders’ meeting of Delhaize Group that will take place on Thursday May 23, 2013 at 3.00 p.m. (CET) at the Corporate Support Office of Delhaize Group, square Marie Curie 40 in 1070 Brussels, Belgium, for the total number of shares for which he/she/it wants to vote, limited however to the number of shares the holding of which is established on the record date, i.e., on Thursday May 9, 2013 at 11:59 p.m. (CET) (Please note that Thursday May 9, 2013 is a public holiday in Belgium; therefore, we advise such holders to complete the registration procedure, as described in the convening notice for this ordinary shareholders’ meeting, by Wednesday May 8, 2013 before the close of business), and hereby appoints as proxy holder the following person, with power to substitute:

[1]

to represent him/her/it at the ordinary shareholders’ meeting (and at all other meetings that will be held with the same agenda if the ordinary shareholders’ meeting would be adjourned or postponed) to, as the case may be, vote on its postponement, deliberate, vote on all agenda items in accordance with the instructions below and, in general, to do all which is necessary or useful for the implementation of this proxy.

[1]	Warning - A potential conflict of interests arises if:

•

you appoint as a proxy holder (i) Delhaize Group itself, an entity controlled by it, a shareholder controlling the Company or any other entity controlled by such shareholder; (ii) a member of the Board of Directors or of the corporate bodies of the Company, of a shareholder controlling the Company or of any other controlled entity referred to under (i); (iii) an employee or a statutory auditor of the Company, of any shareholder controlling the Company or of any other controlled entity referred to under (i); (iv) a person who has a parental tie with a natural person referred to under (i) to (iii) or who is the spouse or the legal cohabitant of such person or of a relative of such person;

•

proxy forms are returned to Delhaize Group without indicating to whom they are addressed, in which case Delhaize Group will appoint, as proxy holder, a member of the Board of Directors of Delhaize Group or one of its employees.

More information concerning the rules governing conflicts of interests between shareholders and their proxy holders can be found in the “Shareholders’ Meetings” section (document: Information on Shareholders’ Rights) of the website of Delhaize Group at www.delhaizegroup.com.

Agenda

1.	Presentation of the management report of the Board of Directors on the financial year ended December 31, 2012.

2.	Presentation of the report of the statutory auditor on the financial year ended December 31, 2012.

3.	Communication of the consolidated annual accounts as of December 31, 2012.

The comments of the Board of Directors regarding items 1, 2 and 3 above are contained in the information statement available at www.delhaizegroup.com.

4.	Approval of the statutory (non-consolidated) annual accounts as of December 31, 2012, including the allocation of profits, and approval of the distribution of a gross dividend of EUR 1.40 per share (*).

Proposed resolution: approve the statutory (non-consolidated) annual accounts as of December 31, 2012, including the following allocation of profits:

		EUR

Profit of the financial year	+	410,473,779.05
Profit carried forward from the preceding financial year	+	866,160,002.48
Result to be allocated	=	1,276,633,781.53
Transfer to the legal reserve	-	1,464.90
Gross dividend for the shares	-	142,690,097.00
Balance of profit to be carried forward	=	1,133,942,219.63

On a per share basis, this represents a gross dividend of EUR 1.40 (*).

(*)	Such amount may fluctuate depending on the number of warrants exercised between the date of the convening notice and the dividend record date. The dividend will be payable to holders of ordinary shares as from May 31, 2013 and to holders of American Depositary Receipts (ADRs) as from June 5, 2013.

5.	Discharge of liability of the directors.

Proposed resolution: approve the discharge of liability of persons who served as directors of the Company during the financial year ended December 31, 2012.

6.	Discharge of liability of the statutory auditor.

Proposed resolution: approve the discharge of liability of the statutory auditor of the Company for the financial year ended December 31, 2012.

7.	Appointment of director.

Proposed resolution: appoint Ms. Elizabeth Doherty as director for a period of three years that will expire at the end of the ordinary shareholders’ meeting that will be requested to approve the annual accounts relating to the financial year 2015.

8.	Independence of director under the Belgian Companies Code.

Proposed resolution: upon proposal of the Board of Directors, acknowledge that Ms. Elizabeth Doherty, whose appointment as director is proposed until the end of the ordinary shareholders’ meeting that will be requested to approve the annual accounts relating to the financial year 2015, satisfies the requirements of independence set forth by the Belgian Companies Code for the assessment of independence of directors, and appoint her as independent director pursuant to the criteria of the Belgian Companies Code. Ms. Elizabeth Doherty complies with the functional, family and financial criteria of independence as provided for in Article 526ter of the Belgian Companies Code. Moreover, Ms. Elizabeth Doherty expressly stated and the Board of Directors is of the opinion that she does not have any relationship with any company that could compromise her independence.

9.	Remuneration report.

Proposed resolution: approve the remuneration report included in the corporate governance statement of the management report of the Board of Directors on the financial year ended December 31, 2012.

10.	Early redemption of bonds, convertible bonds or medium-term notes upon a change of control of the Company.

Proposed resolution: pursuant to Article 556 of the Belgian Companies Code, approve the provision granting to the holders of the bonds, convertible bonds or medium-term notes that the Company may issue within the 12 months following the ordinary shareholders’ meeting of May 2013, in one or several offerings and tranches, with a maturity or maturities not exceeding 30 years, for a maximum equivalent aggregate amount of EUR 1.5 billion, the right to obtain the redemption, or the right to require the repurchase, of such bonds or notes for an amount not in excess of 101% of the outstanding principal amount plus accrued and unpaid interest of such bonds or notes, in the event of a change of control of the Company, as would be provided in the terms and conditions relating to such bonds and/or notes. Any such bond or note issue will be disclosed through a press release, which will summarize the applicable change of control provision and mention the total amount of bonds and notes already issued by the Company that are subject to a change of control provision approved under this resolution.

11.	Powers to implement the shareholders resolutions.

Proposed resolution: approve the following resolution:

“The Ordinary Shareholders’ Meeting grants the powers to the board of directors, with the power to sub-delegate, to implement the decisions taken by the Ordinary Shareholders’ Meeting and to carry out all necessary or useful formalities to that effect.”

VOTING INSTRUCTIONS:

Please indicate (with a cross) your voting instruction for each proposed resolution.

Item 1 of the agenda does not require a vote	Vote on proposed resolution 7 • vote in favor ( ) • vote against ( ) • abstain ( )

Item 2 of the agenda does not require a vote	Vote on proposed resolution 8 • vote in favor ( ) • vote against ( ) • abstain ( )

Item 3 of the agenda does not require a vote	Vote on proposed resolution 9 • vote in favor ( ) • vote against ( ) • abstain ( )

Vote on proposed resolution 4 • vote in favor ( ) • vote against ( ) • abstain ( )	Vote on proposed resolution 10 • vote in favor ( ) • vote against ( ) • abstain ( )

Vote on proposed resolution 5 • vote in favor ( ) • vote against ( ) • abstain ( )	Vote on proposed resolution 11 • vote in favor ( ) • vote against ( ) • abstain ( )

Vote on proposed resolution 6 • vote in favor ( ) • vote against ( ) • abstain ( )

If the undersigned did not provide a specific voting instruction with respect to any of the above proposed resolutions or if, for whatever reason, there is insufficient clarity with regard to the voting instructions given, then:

(i)	the proxy holder will vote in favor of the proposed resolution(s) concerned; OR

(ii)	if the undersigned has crossed out item (i) immediately above, the proxy holder will vote in the best interest of the undersigned.

We remind you that in case of a potential conflict of interests if the undersigned has not given a specific voting instruction with respect to any of the above proposed resolutions or if, for whatever reason, there is insufficient clarity with regard to the voting instructions given, the undersigned will always be deemed to have given a specific voting instruction to the proxy holder to vote in favor of the proposed resolution(s) concerned.

NEW ITEMS OR RESOLUTIONS

Pursuant to Article 533ter of the Companies Code, Delhaize Group will, in order to allow shareholders to give specific voting instructions thereon, make a revised shareholder proxy form available if new agenda items and/or new/alternative proposed resolutions are validly filed. The following voting instructions will therefore only be applicable if you fail to provide your proxy holder with new specific voting instructions after the date of this proxy.

1.	If, in accordance with Article 533ter of the Companies Code, new items are added to the agenda after the date of this proxy, the proxy holder shall (please indicate (with a cross) your selection):

( )	abstain from voting on the new items and proposed resolutions concerned;

( )	vote or abstain from voting on the new items and proposed resolutions concerned as he/she/it will deem fit, taking into consideration the interests of the undersigned.

If the undersigned fails to indicate a choice above, the proxy holder will be required to abstain from voting on the new items and proposed resolutions concerned. In case of a conflict of interests, the proxy holder will always be required to refrain from participating in the vote on the new items and proposed resolutions concerned.

2.	If, also in accordance with Article 533ter of the Companies Code, new/alternative proposed resolutions are filed after the date of this proxy, the proxy holder shall (please indicate (with a cross) your selection):

( )	abstain from voting on the new/alternative proposed resolutions concerned and vote or abstain from voting on the existing proposed resolutions in accordance with the instructions set out above;

( )	vote or abstain from voting on the new/alternative proposed resolutions concerned as he/she/it will deem fit, taking into consideration the interests of the undersigned.

If the undersigned fails to indicate a choice above, the proxy holder will be required to abstain from voting on the new/alternative proposed resolutions concerned and will be required to vote or abstain from voting on the existing proposed resolutions in accordance with the instructions set out above. However, the proxy holder will be entitled to deviate from the above voting instructions should their implementation be detrimental to the interests of the undersigned. In that event, the proxy holder shall notify the undersigned of any such deviation as well as the justification therefor. In case of a conflict of interests, the proxy holder will always be required to refrain from participating in the vote on the new/alternative proposed resolutions.

*    *    *

Owners of bearer or dematerialized securities must return their signed proxies by mail, fax or e-mail by Friday May 17, 2013 before the close of business either to the Company at the address or number mentioned below or to a branch of ING Belgium.

Owners of registered securities must return their signed proxies to the Company by mail, fax or e-mail at the address or number mentioned below by Friday May 17, 2013 before the close of business.

Shareholders who wish to be represented by a proxy holder must in addition comply with the registration and confirmation procedure described in the notice of the shareholders’ meeting.

This proxy is irrevocable. Holders of shares who granted a proxy may still attend the shareholders’ meeting but will not be permitted to vote in person.

Address of the Company:

Delhaize Group SA/NV c/o Ms. Sandy Paquet Square Marie Curie 40 1070 Brussels Belgium Tel: +32 2 412 75 82
Fax: +32 2 412 83 89 e-mail: generalmeeting@delhaizegroup.com	If you plan to attend the meeting, please return us the attendance form duly completed even if you wish to be represented by a proxy holder or if you want to vote by correspondence.

Signature:
Name:
Capacity:
Date:

Legal entities must specify the first name, family name and title of the natural person who signs this proxy on their behalf. If the undersigned is not a natural person who executes this proxy him/herself, the signatory hereby declares and warrants to Delhaize Group to have full authority to execute this proxy on behalf of the undersigned.

Annex 3 to Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

VOTE BY CORRESPONDENCE

The undersigned:

First name	:

Family name	:

Domicile	:

or

Corporate name	:

Form of corporation	:

Registered office	:

holder of1:

a total of                  registered shares of Delhaize Group SA/NV, with registered office at rue Osseghemstraat 53, 1080 Brussels, Belgium, registered with the Register of legal entities under number 0402.206.045 (“Delhaize Group”)

and/or

a total of                  printed bearer shares/dematerialized shares of Delhaize Group.

hereby declares to vote with                  of his/her/its shares2 as selected below with respect to the items of the agenda of the ordinary shareholders’ meeting of Delhaize Group that will take place on Thursday May 23, 2013 at 3.00 p.m. (CET) at the Corporate Support Office of Delhaize Group, square Marie Curie 40 in 1070 Brussels, Belgium, limited however to the number of shares the holding of which is established on the record date, i.e., on Thursday May 9, 2013 at 11:59 p.m. (CET) (Please note that Thursday May 9, 2013 is a public holiday in Belgium; therefore, we advise such holders to complete the registration procedure, as described in the convening notice for this ordinary shareholders’ meeting, by Wednesday May 8, 2013 before the close of business).

[1]	Please complete as appropriate.
[2]

Please indicate the number of shares for which you want to vote by correspondence during the ordinary shareholders’ meeting. If no indication of such number has been made, you are deemed to vote with the total number of shares you indicated on this form that you hold.

Agenda

1.	Presentation of the management report of the Board of Directors on the financial year ended December 31, 2012.

2.	Presentation of the report of the statutory auditor on the financial year ended December 31, 2012.

3.	Communication of the consolidated annual accounts as of December 31, 2012.

The comments of the Board of Directors regarding items 1, 2 and 3 above are contained in the information statement available at www.delhaizegroup.com.

4.	Approval of the statutory (non-consolidated) annual accounts as of December 31, 2012, including the allocation of profits, and approval of the distribution of a gross dividend of EUR 1.40 per share (*).

Proposed resolution: approve the statutory (non-consolidated) annual accounts as of December 31, 2012, including the following allocation of profits:

		EUR

Profit of the financial year	+	410,473,779.05
Profit carried forward from the preceding financial year	+	866,160,002.48
Result to be allocated	=	1,276,633,781.53
Transfer to the legal reserve	-	1,464.90
Gross dividend for the shares	-	142,690,097.00
Balance of profit to be carried forward	=	1,133,942,219.63

On a per share basis, this represents a gross dividend of EUR 1.40 (*).

(*)	Such amount may fluctuate depending on the number of warrants exercised between the date of the convening notice and the dividend record date. The dividend will be payable to holders of ordinary shares as from May 31, 2013 and to holders of American Depositary Receipts (ADRs) as from June 5, 2013.

5.	Discharge of liability of the directors.

Proposed resolution: approve the discharge of liability of persons who served as directors of the Company during the financial year ended December 31, 2012.

6.	Discharge of liability of the statutory auditor.

Proposed resolution: approve the discharge of liability of the statutory auditor of the Company for the financial year ended December 31, 2012.

7.	Appointment of director.

Proposed resolution: appoint Ms. Elizabeth Doherty as director for a period of three years that will expire at the end of the ordinary shareholders’ meeting that will be requested to approve the annual accounts relating to the financial year 2015.

8.	Independence of director under the Belgian Companies Code.

Proposed resolution: upon proposal of the Board of Directors, acknowledge that Ms. Elizabeth Doherty, whose appointment as director is proposed until the end of the ordinary shareholders’ meeting that will be requested to approve the annual accounts relating to the financial year 2015, satisfies the requirements of independence set forth by the Belgian Companies Code for the assessment of independence of directors, and appoint her as independent director pursuant to the criteria of the Belgian Companies Code. Ms. Elizabeth Doherty complies with the functional, family and financial criteria of independence as provided for in Article 526ter of the Belgian Companies Code. Moreover, Ms. Elizabeth Doherty expressly stated and the Board of Directors is of the opinion that she does not have any relationship with any company that could compromise her independence.

9.	Remuneration report.

Proposed resolution: approve the remuneration report included in the corporate governance statement of the management report of the Board of Directors on the financial year ended December 31, 2012.

10.	Early redemption of bonds, convertible bonds or medium-term notes upon a change of control of the Company.

Proposed resolution: pursuant to Article 556 of the Belgian Companies Code, approve the provision granting to the holders of the bonds, convertible bonds or medium-term notes that the Company may issue within the 12 months following the ordinary shareholders’ meeting of May 2013, in one or several offerings and tranches, with a maturity or maturities not exceeding 30 years, for a maximum equivalent aggregate amount of EUR 1.5 billion, the right to obtain the redemption, or the right to require the repurchase, of such bonds or notes for an amount not in excess of 101% of the outstanding principal amount plus accrued and unpaid interest of such bonds or notes, in the event of a change of control of the Company, as would be provided in the terms and conditions relating to such bonds and/or notes. Any such bond or note issue will be disclosed through a press release, which will summarize the applicable change of control provision and mention the total amount of bonds and notes already issued by the Company that are subject to a change of control provision approved under this resolution.

11.	Powers to implement the shareholders resolutions.

Proposed resolution: approve the following resolution:

“The Ordinary Shareholders’ Meeting grants the powers to the board of directors, with the power to sub-delegate, to implement the decisions taken by the Ordinary Shareholders’ Meeting and to carry out all necessary or useful formalities to that effect.”

VOTING SELECTION:

Please indicate your voting selection for each proposed resolution.

Item 1 of the agenda does not require a vote	Vote on proposed resolution 7 • vote in favor ( ) • vote against ( ) • abstain ( )

Item 2 of the agenda does not require a vote	Vote on proposed resolution 8 • vote in favor ( ) • vote against ( ) • abstain ( )

Item 3 of the agenda does not require a vote	Vote on proposed resolution 9 • vote in favor ( ) • vote against ( ) • abstain ( )

Vote on proposed resolution 4 • vote in favor ( ) • vote against ( ) • abstain ( )	Vote on proposed resolution 10 • vote in favor ( ) • vote against ( ) • abstain ( )

Vote on proposed resolution 5 • vote in favor ( ) • vote against ( ) • abstain ( )	Vote on proposed resolution 11 • vote in favor ( ) • vote against ( ) • abstain ( )

Vote on proposed resolution 6 • vote in favor ( ) • vote against ( ) • abstain ( )

Forms that do not indicate a voting selection are invalid.

This signed form for voting by correspondence must reach the Company by mail, fax or e-mail at the address below by Friday May 17, 2013 before the close of business. Shareholders who wish to vote by correspondence must in addition comply with the registration and confirmation procedure described in the notice of this ordinary shareholders’ meeting.

A vote by correspondence is irrevocable. Holders of shares who voted by correspondence may still attend the shareholders’ meeting but will not be permitted to vote in person or by proxy for the number of shares for which they voted by correspondence.

In case shareholders, in accordance with Article 533ter of the Companies Code, exercise their right to table new/alternative resolution proposals for existing agenda items, votes by correspondence received by the Company before the completed agenda has been issued will remain valid for the items covered by the present form. However, votes on agenda items for which new/alternative resolution proposals have been tabled will be invalid. In that case, shareholders may vote by correspondence on these new/alternative resolution proposals using the revised forms to vote by correspondence which the Company will make available.

In case shareholders, in accordance with Article 533ter of the Companies Code, exercise their right to put new items on the agenda of the shareholders’ meeting, shareholders may vote by correspondence on these new items using the revised forms to vote by correspondence which the Company will make available in that case. The votes contained in this form which relate to existing agenda items will remain valid.

Address of the Company:

Delhaize Group SA/NV

c/o Ms. Sandy Paquet

Square Marie Curie 40

1070 Brussels

Belgium

Tel: +32 2 412 75 82

Fax: +32 2 412 83 89

email: generalmeeting@delhaizegroup.com

If you plan to attend the meeting, please return us the attendance form duly completed even if you wish to be represented by a proxy holder or if you want to vote by correspondence.

Signature:

Name:

Capacity:

Date:

Legal entities must specify the first name, family name and title of the natural person who signs this form on their behalf. If the undersigned is not a natural person who executes this form him/herself, the signatory hereby declares and warrants to Delhaize Group to have full authority to execute this form on behalf of the undersigned.

Annex 6 to Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

INFORMATION ON SHAREHOLDERS’ RIGHTS

Dated April 18, 2013

This document aims to summarise the main rights attached to the shares of Delhaize Group SA/NV (the “Company”) as well as their exercise modalities, in particular in relation to the participation in and the voting at shareholders’ meetings. In the event of contradiction between the content of this document and the rules provided in the Companies Code or the articles of association, such rules will prevail. This overview is given for information purposes only and cannot be considered as legal advice.

1	Right to request that a shareholders’ meeting be convened

A shareholders’ meeting must be convened at the request of shareholders holding together one fifth of the share capital. In the latter case, shareholders must indicate in their request the items to be included in the agenda and the board of directors or the auditor must convene a shareholders’ meeting within six weeks as from the request.

2	Right to participate in shareholders’ meetings

The right of a shareholder to participate in, and vote at, shareholders’ meetings is subject to the registration of its shares in its name at 11:59 pm (Belgian time) on the record date, which is the 14th calendar day preceding the shareholders’ meeting concerned. The shareholder is allowed to vote with the number of shares registered on the record date regardless of the number of shares he/she/it owns on the date of the shareholders’ meeting.

In addition to registering its shares, shareholders have to notify the Company (or the person designated by the Company for that purpose) of their intention to take part in the meeting at the latest on the 6th calendar day preceding the date of the shareholders’ meeting concerned.

This registration and confirmation procedure is set out in detail in the convening notice.

Holders of bonds or warrants issued by the Company may attend the meeting in an advisory capacity as provided by the Belgian Companies Code and are subject to the same registration and confirmation procedure as applicable to shareholders.

3	Right to receive information

Shareholders have the right to access and to obtain at no cost copies of (i) the text of the convening notices (including resolution proposals) and the revised agenda (if any), (ii) the total number of shares and voting rights, (iii) documents that will be submitted to the shareholders’ meeting (including accounts and reports), (iv) if applicable, new agenda items and/or resolution proposals filed by shareholders and (v) forms that may be used to vote by proxy. All these documents can be accessed on business days and during normal office hours, at the address mentioned in the convening notice or on the Company’s website (www.delhaizegroup.com) as from the date of publication of the convening notice for the shareholders’ meeting concerned. In addition, holders of registered shares will receive the above mentioned documentation together with the convening notice for that shareholders’ meeting.

Minutes of the meeting will mention, for each resolution, the exact number of shares for which votes have been validly cast, the proportion of share capital represented by these votes, the total number of votes validly cast, the number of votes cast for and against each resolution and, if applicable, the number of abstentions. This information will be disclosed on the website of the company (www.delhaizegroup.com) within 15 calendar days following the shareholders’ meeting.

4	Right to add items to the agenda and to file resolution proposals

One or more shareholders holding together at least 3% of the share capital may add items to the agenda of a shareholders’ meeting or file new/alternative resolution proposals relating to topics already on the agenda.

Such right does not apply, however, to a shareholders’ meeting that has been reconvened because the first shareholders’ meeting could not validly deliberate for lack of quorum.

Shareholders will have to prove ownership of at least 3% of the share capital on the date the request is made. In addition, shareholders will have to register at least 3% of the share capital on the record date of the relevant shareholders’ meeting.

The ownership at the request date will be evidenced for holders of registered shares by a certificate establishing that the corresponding shares are registered in the Company’s share register or for holders of printed bearer and dematerialised shares by a certificate issued by a financial intermediary, an authorized securities account keeper or a clearing institution certifying the registration of the shares in one or more accounts.

Shareholders must send their written requests to the Company by postal correspondence or by e-mail to the address indicated in the convening notice for the shareholders’ meeting concerned. The requests must be accompanied by the text of the items to be added to the agenda as well as the corresponding resolutions or the text of the newly proposed resolutions concerning items that were already on the agenda. Such requests must contain the requesting shareholders’ postal or electronic address to allow the Company to confirm receipt thereof within 48 hours. All requests must be received by the Company at the latest on the 22nd calendar day preceding the shareholders’ meeting concerned. The Company will publish a revised agenda, taking into account the proposals validly submitted by the shareholders, at the latest on the 15th calendar day prior to that shareholders’ meeting. Revised proxy forms and, if applicable, revised forms for voting remotely will also be published on the Company’s website within this timeframe.

5	Right to ask questions

Shareholders have the right to address questions in relation to the items on the agenda to the board of directors and to the auditor in writing, provided that the questions are received by the Company at the latest on the 6th calendar day prior to the shareholders’ meeting concerned. Shareholders are also entitled to orally ask questions at the shareholders’ meeting in relation to the items on the agenda. Written questions of shareholders will only be considered if shareholders have complied with the registration and confirmation procedure set out in the convening notice. Answers are provided orally at the shareholders’ meeting unless such answers would prejudice the Company’s commercial interests or the confidentiality commitments undertaken by the Company, its directors or its auditor. The board of directors and the auditor can provide a global answer to questions on the same matter.

6	Right to vote

Each share entitles its holder to one vote which he/she/it can exercise in person, remotely or by proxy. However, the voting rights pertaining to unpaid shares are automatically suspended so long as called payments, duly made and claimable, have not been made. The Company is also entitled to suspend the exercise of voting rights vested in a share in case there are joint owners of this share until one person has been appointed in writing by all the co-owners to exercise those rights. Furthermore, no one will be allowed to vote at the shareholders’ meeting a number of securities greater than the number validly disclosed in accordance with the Belgian legislation on the disclosure of major shareholdings at the latest twenty days before such meeting, it being understood that a shareholder will in any event be allowed to vote a number of securities that does not exceed three per cent of the total of the voting rights existing on the day of that shareholders’ meeting or which is in between two successive disclosure thresholds.

The holders of bonds or subscription rights may attend shareholder’s meetings if they have complied with the registration and confirmation procedure applicable to shareholders, but do not have the right to vote.

6.1	Voting by proxy

All holders of securities entitled to vote may be represented at the shareholders’ meeting in accordance with applicable rules.

Proxy holders need not be shareholders. Shareholders may designate only one person as proxy holder, except in circumstances where Belgian law allows the designation of multiple proxy holders. A proxy given for a certain shareholders’ meeting remains valid for all subsequent meetings with the same agenda. Shareholders are invited to designate a proxy holder using the form prepared by the Company. The appointment of a proxy holder by a shareholder is made in writing or by electronic means and must be signed by the shareholder, as the case may be with an electronic signature in accordance with the applicable legal requirements. The notification of the appointment must be made in writing or by electronic means and must reach the Company (at the address indicated in the convening notice) at the latest on the 6th calendar day before the shareholders’ meeting concerned. Only proxies sent by shareholders who have complied with the registration and confirmation procedure set out in the convening notice are taken into account for the calculation of the quorum and voting majority. Any appointment of a proxy holder must comply with the applicable Belgian legislation, notably in terms of conflicting interests.

In case shareholders, in accordance with Article 533ter of the Companies Code, exercise their right to add items to the agenda and to file resolution proposals, proxies filed prior to the publication of the revised agenda shall remain valid for the agenda items they cover. In case new/alternative resolution proposals are filed with regard to existing agenda items, the proxy holder will always be entitled to deviate from previously given voting instructions should their implementation be detrimental to the interests of the shareholder. In that event, the proxy holder shall notify the latter of any such deviation as well as the justification thereof. The proxy also needs to indicate whether, in case new items are added to the agenda by shareholders, the proxy holder is entitled to vote on the new items or whether he/she/it should abstain.

Finally, in case of a potential conflict of interests between the proxy holder and the shareholder, the proxy holder (i) must disclose the specific facts which may be relevant for the shareholder in assessing any risk that the proxy holder might pursue any interest other than the interest of the shareholder and (ii) may exercise the voting right only where he/she/it has received specific voting instructions for each item of the agenda. A conflict of interests exists, for example, when shareholders appoint one of the following persons as a proxy holder: (i) the Company itself, an entity controlled by it, a shareholder controlling the Company or any other entity controlled by such shareholder; (ii) a member of the board of directors, of the corporate bodies of the Company, of a shareholder controlling the Company or of any other controlled entity referred to under (i); (iii) an employee or a (statutory) auditor of the Company, of the shareholder controlling the Company or of any other controlled entity referred to under (i); (iv) a person who has a parental tie with a natural person referred to under (i) to (iii) or who is the spouse or the legal cohabitant of such person or of a relative of such person.

6.2	Voting remotely in advance of the shareholders’ meeting

Shareholders are authorised, before the shareholders’ meeting concerned, to vote by correspondence or, if permitted by the convening notice, by electronic means. Such votes must be cast on the form prepared by the Company. Such forms must be signed by the shareholder, as the case may be with an electronic signature in accordance with the applicable legal requirements. The Company must receive original signed forms at the latest on the 6th calendar day before the shareholders’ meeting concerned. The form for voting remotely filed for a certain shareholders’ meeting remains valid for all subsequent meetings with the same agenda. Forms which do not indicate a positive or a negative vote, or an abstention, are void. Shareholders voting remotely must, in order for their vote to be taken into account for the calculation of the quorum and voting majority, comply with the registration and confirmation procedure set out in the convening notice. A vote by correspondence is irrevocable. Holders of shares who voted remotely may still attend the shareholders’ meeting but will not be permitted to vote in person or by proxy for the number of shares for which they voted remotely.

In case shareholders, in accordance with Article 533ter of the Companies Code, exercise their right to table new/alternative resolution proposals for existing agenda items, votes by correspondence received by the Company before the completed agenda has been issued will remain valid for the items covered by such form. However, votes on agenda items for which new/alternative resolution proposals have been tabled will be invalid. In that case, shareholders may vote by correspondence on these new/alternative resolution proposals using the revised forms to vote by correspondence which the Company will make available.

In case shareholders, in accordance with Article 533ter of the Companies Code, exercise their right to put new items on the agenda of the shareholders’ meeting, shareholders may vote by correspondence on these new items using the revised forms to vote by correspondence which the Company will make available in that case. The votes contained in the original form which relate to existing agenda items will remain valid.